

14046057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

OMS APPROVAL

OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per res onse	12.00

SEC
Mail Processing
Section

FEB 27 2014

Washington DC
404

SEC FILE NUMBER
8- 69690

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/01/2013___ AND ENDING ___12/31/2013___

MM/DDNY   MM/DDNY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBS Capital Markets LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.O. NO.

4890 W Kennedy Blvd, Suite 288

(No. and Street)

Tampa   Florida   33609-1869

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Bulleit   813-281-2700

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C

(Name- *if individual. state last, first, middle name*)

13577 Feather Sound Dr, Suite 400	Tampa	Florida	33762
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☑x Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I,   Ed Bulleit   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the finn of --'as of __MBS Capital Markets, LLC __ as of December__   31,2013--, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none _____

_____

_____

GAIL A. ZEIGLER
MY COMMISSION # EE 099375
EXPIRES: June 2, 2015
Bonded Thru Notary Public Underwriters

_____
Notary Public

_____
Signature

_____
MANAGING Member
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MBS CAPITAL MARKETS, LLC

Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2013
(With Report of Independent Registered Public Accounting Firm Thereon)



MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

MBS CAPITAL MARKETS, LLC

Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2013
(With Report of Independent Registered Public Accounting Firm Thereon)

MBS CAPITAL MARKETS, LLC

INDEX




Mayer Hoffman McCann P.C.
An Independent CPA Firm

13577 Feather Sound Drive, Suite 400 ■ Clearwater, Florida 33762
Main: 727.572.1400 ■ Fax: 727.571.1933 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of
MBS Capital Markets, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of MBS Capital Markets, LLC (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income and members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MBS Capital Markets, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

February 24, 2014
Clearwater, Florida

MBS CAPITAL MARKETS, LLC

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	2,607,221
Deposits with clearing agency		150,000
Net receivables for unsettled regular-way trades		367,358
Other assets		21,441
Marketable securities, at fair value		487,626
Total assets	$	3,633,646

Liabilities and Members' Equity

Liabilities:		
Accounts payable	$	19,741
Other liabilities		334,000
Total liabilities		353,741
Members' equity		3,279,905
Total liabilities and members' equity	$	3,633,646

See accompanying report of independent registered public accounting firm and notes to financial statements.   3

MBS CAPITAL MARKETS, LLC

Statement of Income and Members' Equity

For the Year Ended December 31, 2013

Revenue:		
Placement	$	798,575
Advisory		302,676
Underwriting		3,421,270
Marketable securities gains		50,144
Other		36,824
		4,609,489
Expenses:		
Employee compensation and benefits		763,802
Other expenses		1,326,279
		2,090,081
Net income		2,519,408
Members' equity at beginning of year		2,702,497
Member distributions		(2,025,000)
Member contributions		83,000
Members' equity at end of year	$	3,279,905

MBS CAPITAL MARKETS, LLC

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net income	$	2,519,408
Adjustments to reconcile net income to net cash		
provided by operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		22,500
Net receivables for unsettled regular-way trades		(367,358)
Other assets		(11,262)
Marketable securities, at fair value		(301,853)
Increase (decrease) in operating liabilities:		
Accounts payable		(62,116)
Other liabilities		300,236
Net cash provided by operating activities		2,099,555
Cash flows from financing activities:		
Member distributions		(2,025,000)
Member contributions		83,000
Net cash used in financing activities		(1,942,000)
Net increase in cash and cash equivalents		157,555
Cash and cash equivalents at beginning of year		2,449,666
Cash and cash equivalents at end of year	$	2,607,221
Supplemental disclosure - interest paid	$	7,034

(1)   Nature of Business

MBS Capital Markets, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company in Florida in 2010 and is engaged to effect security transactions primarily in land secured municipal bonds.

(2)   Summary of Significant Accounting Policies

(a)   Revenue Recognition

The Company recognizes revenues in the period which the revenue is earned and services are rendered.

(b)   Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c)   Accounts Receivable

Accounts receivable represents balances due for services completed that have yet to be paid. The Company estimates the allowance for doubtful accounts based upon a review of current collectability of existing receivables.

(d)   Net Receivables for unsettled regular-way trades

Net receivables for unsettled regular-way trades represent receivables arising from unsettled regular-way transactions through the clearing entity.

(e)   Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to its members in accordance with the operating agreement. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company has adopted Accounting Standards Codification Topic, "Income Taxes" ("ASC Topic 740"). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or results of operations as a result of the application of this standard as of and for the year ended December 31, 2013. The Company's income tax returns for tax years 2010 and thereafter remain open to examination of the IRS.

(2) Summary of Significant Accounting Policies - Continued

(f) Marketable Securities

Marketable securities are reported at fair value based on quoted market prices and have been classified as trading securities with realized and unrealized gains and losses included in net income. All transactions entered into are for the account of and risk of the Company and are recorded on a trade date basis.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(3) Concentrations of Credit Risk

The Company maintains all of its cash and cash equivalents in a commercial depository account which is insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash deposits may exceed federally insured limits.

(4) Deposits with Clearing Agency

The Company entered into a fully disclosed clearing agreement with Pershing, LLC ("Pershing"). Pershing carries the proprietary accounts of the Company and the accounts of the Company's customers introduced to Pershing by the Company.

As of December 31, 2013, the Company had a cash deposit of $150,000 with Pershing, of which $100,000 was held by Pershing for potential unresolved Company claims, losses, or expenses incurred by Pershing.

(5) **Fair Value of Financial Instruments**

The Company has adopted the provisions of Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company held cash and cash equivalents of $2,607,221 and deposits with clearing agency of $150,000 at December 31, 2013, which were considered Level 1 assets. The Company held $487,626 of marketable securities which consisted of municipal bonds at December 31, 2013. The fair value of municipal bonds is estimated using recently executed transactions, broker quotations, and bond spread information. These bonds are considered Level 2 assets.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

(6) **Commitments and Contingencies**

The Company has three operating leases for office space. Approximate future minimum lease payments required under these operating leases as of December 31, 2013 are as follows:

Year Ending December 31,

2014	$	142,000
2015		144,000
2016		98,000
2017		80,000
2018		7,000

Expense incurred during the year ended December 31, 2013 related to these leases total approximately $138,000.

(7)   Related Party Transactions

Included in accounts payable in the statement of financial position is approximately $12,000 due to members for reimbursement of expenses. Also, $60,000 in employee salary compensation expense for managing members is recorded in the statement of income and members' equity as one of the managing members received a salary for the year ended December 31, 2013.

(8)   Indemnifications

In the normal course of business, the Company indemnifies and guarantees Pershing against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(9)   Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2013, the Company had net capital of $3,228,406 which exceeded the capital requirement of $100,000 by $3,128,406. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1 at December 31, 2013.

(10)   Employee Benefit Plan

Effective October 1, 2012, the Company established the Trustees of MBS Capital Markets, LLC 401(k) Retirement and Savings Plan (the Plan) with Securian Company, a division of Minnesota Life Insurance Company. Under the terms of the Plan, employees may contribute up to 100% of their compensation subject to IRS limitations. The Company matches at least 3% of Plan compensation and, at its discretion, may make additional profit sharing contributions. Related company expense for the year ended December 31, 2013 is approximately $361,000 and is included in employee compensation and benefits in the statement of income and member's equity.

(11)   Exemption Under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

(12)   Subsequent Events

On January 7, 2014, the Company made distributions to its members in an amount totaling $755,000.

The Company has evaluated events and transactions for potential recognition and disclosure through February 24, 2014 the date which the financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of December 31, 2013

MBS CAPITAL MARKETS, LLC

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2013

Computation of net capital:		
Members' equity	$	3,279,905
Less non-allowable assets:		
Other assets		(21,441)
Net capital before haircuts on securities positions		3,258,464
Haircuts on securities:		
Trading and investment securities		(30,058)
Net capital	$	3,228,406
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	353,741
Computation of basic net capital requirement:		
Minimum net capital required based on aggregate indebtedness	$	23,583
Minimum net capital required	$	100,000
Excess net capital	$	3,128,406
Ratio of aggregate indebtedness to net capital		0.11

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013, as amended on February 24, 2014 is not presented as there are no material differences.

MBS CAPITAL MARKETS, LLC

**Schedule II: Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

December 31, 2013

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.



Mayer Hoffman McCann P.C.
An Independent CPA Firm

13577 Feather Sound Drive, Suite 400 ■ Clearwater, Florida 33762
Main: 727.572.1400 ■ Fax: 727.571.1933 ■ www.mhmcpa.com



Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Members of
MBS Capital Markets, LLC:

In planning and performing our audit of the financial statements of MBS Capital Markets, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 24, 2014
Clearwater, Florida




Mayer Hoffman McCann P.C.
An Independent CPA Firm

13577 Feather Sound Drive, Suite 400 ■ Clearwater, Florida 33762
Main: 727.572.1400 ■ Fax: 727.571.1933 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of MBS Capital Markets, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by MBS Capital Markets, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc., and SIPC (collectively the specified parties), solely to assist you and the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check copies and bank records, noting no differences; and

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences; and

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger account balances relating to commissions paid to other SIPC members and interest expense supporting the adjustments noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 24, 2014
Clearwater, Florida

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

Sending to Auditor

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 068690   FINRA   DEC
> MBS CAPITAL MARKETS LLC   14*14
> 4890 W KENNEDY BLVD STE 288
> TAMPA FL 33609-1869

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 11,361

    B. Less payment made with SIPC-6 filed (exclude interest)   (6,114)
        7/29/2013
        Date Paid

    C. Less prior overpayment applied   (- - .)

    D. Assessment balance due or (overpayment)   5247

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   - - . .

    F. Total assessment balance and interest due (or overpayment carried forward) $ 5247

    G. PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ 5247

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MBS Capital Markets LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 4th day of February, 20 14.

MANAGING MEMBER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked   Received   Reviewed

Calculations _____

Exceptions:

Disposition of exceptions:

Documentation _____

Forward Copy _____

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2013
and ending December 31, 2013

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 4,609,490

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

----

(2) Net loss from principal transactions in securities in trading accounts.

----

(3) Net loss from principal transactions in commodities in trading accounts.

----

(4) Interest and dividend expense deducted in determining item 2a.

----

(5) Net loss from management of or participation in the underwriting or distribution of securities.

----

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

----

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

----

(2) Revenues from commodity transactions.

----

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

57,863

(4) Reimbursements for postage in connection with proxy solicitation.

----

(5) Net gain from securities in investment accounts.

----

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

----

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

----

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7,034

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ----

Enter the greater of line (i) or (ii)

7,034

Total deductions

64,897

2d. SIPC Net Operating Revenues

$ 4,544,593

2e. General Assessment @ .0025

$ 11,361

(to page 1, line 2.A.)

Page 17

MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

our **roots** run deep™